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                            September 15, 2021

       Scott R. Zemnick
       General Counsel
       VPC Impact Acquisition Holdings
       c/o Victory Park Capital Advisors, LLC
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: VPC Impact
Acquisition Holdings
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed September 3,
2021
                                                            File No. 333-254935

       Dear Mr. Zemnick:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2021 letter.

       Amendment No. 4 to Form S-4

       Item 21. Exhibits and Financial Statement Schedules, page II-1

   1. We note your response to prior comment 6. Because Bakkt's business will be the business of VPC Impact
Acquisition Holdings following the business combination, investors voting on the business
combination should have access to material information about Bakkt, including certain
material contracts such as related party agreements, in order to make an informed investment
decision. Accordingly, please file the Triparty Agreement as an exhibit to the
registration statement.
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact  Acquisition Holdings
Comapany 15,
September  NameVPC
               2021 Impact Acquisition Holdings
September
Page  2    15, 2021 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Era Anagnosti